Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

	Year ended December 31
	2006	2005	2004	2003	2002
	(in Millions, Except Ratios)
Earnings:
Income from continuing operations before income taxes and cumulative effect of change in accounting principle	$213.5	$193.3	$131.1	$38.0	$86.5
Minority interests	7.8	7.5	3.8	2.9	3.4
Equity in (earnings) loss of affiliates	(2.3)	(70.6)	2.1	68.6	(4.7)
Interest expense and amortization of debt discount, fees and expenses	42.0	75.6	90.8	96.1	73.0
Amortization of capitalized interest	3.9	3.9	3.8	3.7	3.3
Interest included in rental expense	4.8	4.6	3.4	5.5	5.3

Total earnings	$269.7	$214.3	$235.0	$214.8	$166.8

Fixed charges:
Interest expense and amortization of debt discount, fees and expenses	$42.0	$75.6	$90.8	$96.1	$73.0
Interest capitalized as part of fixed assets	3.7	3.8	5.3	7.6	7.1
Interest included in rental expense	4.8	4.6	3.4	5.5	5.3

Total fixed charges	$50.5	$84.0	$99.5	$109.2	$85.4

Ratio of earnings to fixed charges (1)	5.3	2.6	2.4	2.0	2.0

(1)	In calculating this ratio, earnings consist of income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle less minority interests, less interest income and interest expense, less amortization expense related to debt discounts, fees and expenses, less amortization of capitalized interest, less interest included in rental expenses (assumed to be one-third of rent) and plus Equity in (earnings) loss of affiliates. Fixed charges consist of interest expense, amortization of debt discounts, fees and expenses, interest capitalized as part of fixed assets and interest included in rental expenses.